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                            June 9, 2022

       Yishai Cohen
       Chief Executive Officer
       Landa App 3 LLC
       6 W. 18th Street, 12th Floor
       New York, NY 10011

                                                        Re: Landa App 3 LLC
                                                            Amended Offering
Statement on Form 1-A
                                                            Filed May 23, 2022
                                                            File No. 024-11815

       Dear Mr. Cohen:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comment in our March 28, 2022 letter.

       Amendment to Form 1-A filed May 23, 2022

       Financial Statements, page F-1

   1. We note that the financial statements provided for each property in accordance with Rule
                                                        8-06 of Regulation S-X
include a single line item for "certain operating expenses." Tell us what consideration
you gave to providing disaggregated property operating expense information. Reference
is made to Rule 8-06 and Rule 3-14 of Regulation S-X.
 Yishai Cohen
Landa App 3 LLC
June 9, 2022
Page 2


        You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-
3713 with any other questions.



                                                        Sincerely,
FirstName LastNameYishai Cohen
                                                        Division of Corporation
Finance
Comapany NameLanda App 3 LLC
                                                        Office of Real Estate &
Construction
June 9, 2022 Page 2
cc:       Mark Schonberger
FirstName LastName